Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, Dated May 2, 2017

Relating to Preliminary Prospectus Dated May 2, 2017

Registration Statement No. 333-216050

Liberty Oilfield Services Inc.

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Liberty Oilfield Services Inc. (the “Company”) dated May 2, 2017 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below. Capitalized terms used in this free writing prospectus but not otherwise defined have the meanings ascribed to such terms in the Preliminary Prospectus.

REVISED OFFERING SIZE

The initial public offering price range per share of the Company’s Class A common stock presented on the cover page of the Preliminary Prospectus is between $12.00 and $13.00 per share. Certain disclosure in the Preliminary Prospectus has been revised to reflect the change in size of the offering and an assumed initial public offering price of $12.50 per share of Class A common stock, the mid-point of the updated price range set forth on the cover of the Preliminary Prospectus. In addition, “The Offering” on pages 17 and 18 of the Preliminary Prospectus is presented as follows:

Class A common stock offered by us	19,412,152 shares (22,412,152 shares if the underwriters’ option to purchase additional shares is exercised in full).

Class A common stock offered by the selling shareholder	587,848 shares.

Class A common stock to be outstanding immediately after completion of this offering	56,089,198 shares (59,089,198 shares if the underwriters’ option to purchase additional shares is exercised in full).

Class B common stock to be outstanding immediately after completion of this offering	70,825,634 shares, or one share for each Liberty LLC Unit held by the Liberty Unit Holders immediately following this offering. Class B shares are non-economic. In connection with any redemption of Liberty LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	44.2% (or 100% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Exchanging Owners and the Liberty Unit Holders will initially own 30,180,277 and 5,908,921 shares of Class A common stock, respectively, representing approximately 23.8% and 4.7% of the voting power of the Company, respectively.

Voting power of Class B common stock after giving effect to this offering	55.8% (or 0% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering the Liberty Unit Holders will initially own 70,825,634 shares of Class B common stock, representing approximately 55.8% of the voting power of the Company. The Exchanging Owners will not own any shares of Class B common stock.

Use of proceeds	We expect to receive approximately $220.1 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use $28.7 million of the net proceeds of this offering to purchase Liberty LLC Units from the Liberty Unit Holders and $3.4 million to pay consideration to certain Exchanging Owners.

We intend to contribute the remaining portion of the net proceeds of this offering received by us to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay all outstanding borrowings and accrued interest under our Credit Facility (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements”), totaling approximately $107 million as of April 24, 2017, (ii) to repay all outstanding borrowings and accrued interest under our Bridge Loan (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements”), totaling approximately $25 million as of April 24, 2017, and which could increase by an additional $15 million prior to the closing of this offering, and (iii) for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures. We intend to use any net proceeds received by us from the exercise of the underwriters’ option for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures. Please see “Use of Proceeds.”

We will not receive any proceeds from the sale of shares by the selling shareholder.

CAPITALIZATION

“Capitalization” on page 58 of the Preliminary Prospectus is presented in its entirety as follows:

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $12.50 per share and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes appearing elsewhere in the Preliminary Prospectus.

	As of December 31, 2016
	Actual	As Adjusted
	(in thousands, except share counts and par value)
Cash and cash equivalents(1)	$11,484	$93,634

Long-term debt, including current maturities:
Credit Facility	$103,805	$—
Capital lease obligations	119	119

Total Debt, net of deferred financing costs	$103,924	$119

Member/Shareholders’ equity:
Member equity	$228,972	$—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 56,089,198 shares issued and outstanding (As Adjusted)	—	561
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 70,825,634 shares issued and outstanding (As Adjusted)	—	708
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 10,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	267,370
Non-controlling interests	—	147,112

Total member/shareholders’ equity	$228,972	$415,751

Total capitalization	$332,896	$415,870

(1)	As adjusted cash and cash equivalents reflects cash received from the Bridge Loan and the subsequent repayment of all outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $25 million as of April 24, 2017, with the proceeds of this offering.

The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

CORPORATE REORGANIZATION

“Corporate Reorganization” on pages 10, 12 and 13 of the Preliminary Prospectus is presented as follows:

In connection with the offering:

(a)	Liberty Holdings will contribute all of its assets to Liberty LLC in exchange for ownership interests in Liberty LLC, which we refer to in this prospectus as “Liberty LLC Units”;

(b)	Liberty Holdings will liquidate and distribute to the Legacy Owners, Liberty LLC Units in accordance with its limited liability company agreement;

(c)	the Exchanging Owners will directly or indirectly contribute all of their Liberty LLC Units to Liberty Inc. in exchange for 30,768,125 shares of Class A common stock and, in the case of some of the Exchanging Owners, the right to receive approximately $3.4 million of the proceeds of this offering;

(d)	the Liberty Unit Holders will contribute only a portion of their Liberty LLC Units to Liberty Inc. in exchange for 5,908,921 shares of Class A common stock and will continue to own a portion of the Liberty LLC Units following this offering;

(e)	Liberty Inc. will issue 19,412,152 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f)	the selling shareholder will sell 587,848 shares of Class A common stock to purchasers in this offering;

(g)	Liberty Inc. will use approximately $28.7 million (based on the midpoint of the range set forth on the cover of this prospectus) of the proceeds from this offering to purchase 2,443,529 Liberty LLC Units from the Liberty Unit Holders;

(h)	Liberty Inc. will issue to each Liberty Unit Holder a number of shares of Class B common stock equal to the number of Liberty LLC Units held by such Liberty Unit Holder following this offering; and

(i)	Liberty Inc. will contribute the remaining net proceeds of this offering to Liberty LLC in exchange for an additional number of Liberty LLC Units such that Liberty Inc. holds a total number of Liberty LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by the Preliminary Prospectus, Liberty Inc. will own an approximate 44.2% interest in Liberty LLC (or 45.5% if the underwriters’ option to purchase additional shares is exercised in full), and the Liberty Unit Holders will own an approximate 55.8% interest in Liberty LLC (or 54.5% if the underwriters’ option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see “Principal and Selling Shareholders.”

Following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised): (i) the Liberty Unit Holders, which consist of Legacy Owners including certain members of the Company’s management and Riverstone, will own 10.5% of the outstanding Class A common stock and 100.0% of the outstanding Class B common stock, representing approximately 60.4% of the total voting power of the Company, (ii) the other Legacy Owners, which includes the Exchanging Owners who consist of affiliates of Riverstone, certain members of management and other Legacy Owners, will own 53.8% of the outstanding Class A common stock, representing approximately 23.8% of the total voting power of the Company and (iii) the investors in this offering will own 35.7% of the outstanding Class A common stock, representing approximately 15.8% of the total voting power of the Company.

CONTROLLED COMPANY STATUS

“Controlled Company Status” on page 15 of the Preliminary Prospectus is presented as follows:

Because the Liberty Unit Holders, together with affiliates of Riverstone, will initially own 70,825,634 Liberty LLC Units, 21,804,896 shares of Class A common stock and 70,825,634 shares of Class B common stock, representing approximately 73.0% of the voting power of the Company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of the New York Stock Exchange.

TAX RECEIVABLE AGREEMENTS

“Certain Relationships and Related Party Transactions—Tax Receivable Agreements” on page 113 of the Preliminary Prospectus is presented as follows:

Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreements were terminated immediately after this offering (assuming $12.50 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed above, would be approximately $237 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of approximately $384 million).

PRINCIPAL AND SELLING SHAREHOLDERS

“Principal and Selling Shareholders” on pages 120 and 121 of the Preliminary Prospectus is presented in its entirety as follows:

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of our board of directors and each nominee to our board of directors;

•	the selling shareholder;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, the selling shareholder, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 950 17th Street, Suite 2000, Denver, Colorado 80202.

We have granted the underwriters the option to purchase up to an additional 3,000,000 shares of Class A common stock.

	Shares Beneficially		Shares of Class A Common Stock Offered Hereby (Assuming No Exercise of the Underwriters’ Option to	Shares of Class A Common Stock Offered Hereby (Assuming Exercise in Full of the Underwriters’ Option to	Shares Beneficially Owned After the Offering(2)
	Owned Prior to the Offering(1)		Purchase Additional	Purchase Additional	Class A Common Stock		Class B Common Stock		Combined Voting Power(3)
	Number	%	Shares)	Shares)	Number	%	Number	%	Number	%
Selling Shareholder
R/C Energy IV Direct Partnership, L.P. (4)	16,483,823	15.0%	587,848	587,848	15,895,975	28.3%	—	0.0%	15,895,975	12.5%

Other 5% Shareholders
Other entities associated with Riverstone (5)	38,589,975	35.0%	—	—	2,865,631	5.1%	34,348,096	48.5%	37,213,727	29.3%
Entities associated with Oakmont Corporation(6)	16,857,537	15.3%	—	—	1,251,803	2.2%	15,004,393	21.2%	16,256,196	12.8%
BRP Liberty Master, LLC (7)	4,988,634	4.5%	—	—	370,420	0.7%	4,439,931	6.3%	4,810,351	3.8%
Concentric Equity Partners II, LP (8)	4,988,634	4.5%	—	—	4,810,351	8.6%	—	0.0%	4,810,351	3.8%
SH Ventures LOS, LLC (9)	4,680,049	4.2%	—	—	347,506	0.6%	4,165,288	5.9%	4,512,794	3.6%
C. Mark Pearson	3,921,168	3.6%	—	—	296,072	0.5%	3,548,781	5.0%	3,844,853	3.0%

Directors, Director Nominees and Named Executive Officers:
Christopher A. Wright	3,533,234	3.2%	—	—	269,712	0.5%	3,232,826	4.6%	3,502,538	2.8%
Michael Stock	1,462,529	1.3%	—	—	112,487	0.2%	1,348,295	1.9%	1,460,782	1.2%
Ron Gusek	1,200,865	1.1%	—	—	92,338	0.2%	1,106,780	1.6%	1,199,118	0.9%
Cary D. Steinbeck	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
N. John Lancaster, Jr.	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Brett Staffieri	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
William F. Kimble	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Peter A. Dea	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Ken Babcock	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
M. Cliff Ryan, Jr.	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Jesal Shah	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Directors and executive officers as a group (13 persons)	6,196,628	5.6%	—	—	474,537	0.8%	5,687,901	8.0%	6,162,438	4.9%

(1)	Subject to the terms of the Liberty LLC Agreement, each Liberty Unit Holder will, subject to certain limitations, have the right to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for shares of our Class A common stock (or cash at our election) at a redemption ratio of one share of Class A common stock for each Liberty LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Person Transactions—Liberty LLC Agreement.” Beneficial ownership of Liberty LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be redeemed.
(2)	Shares beneficially owned after the offering reflect the use of a portion of the proceeds of this offering to purchase Liberty LLC Units from certain Legacy Owners. Please see “Use of Proceeds” and “Corporate Reorganization”.
(3)	Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Liberty Unit Holders will hold one share of Class B common stock for each Liberty LLC Unit.
(4)	R/C Energy IV Direct Partnership, L.P. is an investment partnership affiliated with Riverstone/Carlyle Global Energy and Power Fund IV, L.P., or R/C IV. Management and control of R/C Energy IV Direct Partnership, L.P. is with its general partner, which is in turn managed and controlled by its general partner, R/C Energy GP IV, LLC, an affiliate of R/C IV. R/C Energy GP IV, LLC is managed by a management committee that includes Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, Michael B. Hoffman, N. John Lancaster, Mark G. Papa and, on a rotating basis, one of E. Bartow Jones, Baran Tekkora and Robert M. Tichio. The principal business address of R/C Energy GP IV, LLC is 712 Fifth Avenue, 36th Floor, New York, New York 10019.
(5)	Other entities associated with Riverstone include R/C IV Liberty Holdings, L.P. and Riverstone/Carlyle Energy Partners IV, L.P., each of which is an investment partnership affiliated with Riverstone/Carlyle Global Energy and Power Fund IV, L.P., or R/C IV. Management and control of each entity is with its general partner, which is in turn managed and controlled by its general partner, R/C Energy GP IV, LLC, an affiliate of R/C IV. R/C Energy GP IV, LLC is managed by a management committee that includes Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, Michael B. Hoffman, N. John Lancaster, Mark G. Papa and, on a rotating basis, one of E. Bartow Jones, Baran Tekkora and Robert M. Tichio. The principal business address of R/C Energy GP IV, LLC is 712 Fifth Avenue, 36th Floor, New York, New York 10019.
(6)	All shares may be deemed to be beneficially owned by Oakmont Corporation and Robert Day, who may be deemed to control Oakmont Corporation. The reporting herein of such shares shall not be construed as an admission by Oakmont Corporation or Mr. Day that either such person is the beneficial owner of such interests for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose. The principal business address of the Oakmont Corporation and Mr. Day is 865 S. Figueroa St., Suite 700, Los Angeles, CA 90017.
(7)	BRP Liberty Master, LLC is managed by GMT Capital Corp., which in turn is majority owned and controlled by Thomas E. Claugus. The business address of Mr. Claugus is 2300 Windy Ridge Parkway, Suite 550 South, Atlanta, Georgia 30339.
(8)	The general partner of Concentric Equity Partners II, LP is CEP-FIC GP, LP. The principal business address of CEP-FIC GP, LP is 50 E. Washington St. Suite 400, Chicago, Illinois 60602.
(9)	The principal business address of SH Ventures LOS, LLC is 655 Brea Canyon Road, Walnut, California 91787.

BOARD OF DIRECTORS

The Preliminary Prospectus discloses has been updated to disclose that pursuant to the stockholders’ agreement Riverstone can designate up to five nominees to the Company’s board of directors as long as Riverstone and its affiliates own at least 35% of the Company’s Class A common stock. In addition, certain disclosure in the Preliminary Prospectus has been revised to reflect that the Company expects to have a nine member board of directors prior to the date that the Class A common stock is first traded on the NYSE and to name Mr. Jesal Shah as a Director Nominee. Mr. Shah is a Vice President of Riverstone, an energy-focused private equity firm. Mr. Shah joined Riverstone in 2010 and returned to Riverstone in 2015 after earning a Master of Business Administration. Prior to joining Riverstone, Mr. Shah worked in the Investment Banking Division of Credit Suisse. While at Credit Suisse, Mr. Shah worked on mergers and acquisitions and capital markets financings in the global energy sector. Mr. Shah has a Bachelor of Arts in Economics and Spanish from Tufts University and a Master of Business Administration from Harvard Business School. The Company believes that Mr. Shah’s experience investing in the energy sector qualifies him for service on the board of directors.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from:

Morgan Stanley Attention: Prospectus Department 180 Varick Street, 2nd Floor New York, NY 10014	Goldman, Sachs & Co. Attention: Prospectus Department 200 West Street New York, NY 10282 Telephone: 1-866-471-2526 Email: prospectus-ny@ny.email.gs.com	Wells Fargo Securities c/o Equity Syndicate Department 375 Park Avenue New York, NY 10152 Telephone: 1-800-326-5897 cmclientsupport@wellsfargo.com